May 27, 2010
VIA EDGAR AND OVERNIGHT COURIER

Mail Stop 4561
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Mark P. Shuman
David L. Orlic

Re:	Qlik Technologies Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-165844 Date Filed: April 1, 2010
Dear Messrs. Shuman and Orlic:
          Qlik Technologies Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on May 5, 2010.
          On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated May 19, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the May 19, 2010 letter in italicized print. The Company’s responses are provided below each comment.
GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP
850 WINTER STREET, WALTHAM, MA 02451 / PHONE: 781.890.8800 / FAX: 781.622.1622
SILICON VALLEY / BOSTON / NEW YORK / SAN DIEGO

May 27, 2010

General
1.	Please update your financial statements pursuant to Rule 3-12(g) of Regulation S-X.

RESPONSE TO COMMENT 1:
          The Company acknowledges the Staff’s comment and advises the Staff that the Company has included financial information for the first fiscal quarter ended March 31, 2010 in Amendment No. 2.
2.	We note your response to prior comment 4. Given that the two IDC white papers you cite were prepared specifically for your use, please file a consent of IDC in accordance with Rule 436 under the Securities Act of 1933, or provide us with your analysis as to why you believe that this is not required.

RESPONSE TO COMMENT 2:
          The Company acknowledges the Staff’s comment regarding “White Paper: The TCO of BI: The QlikView Customer Experience” (“White Paper Number 1”) and “White Paper: Time to Value and ROI From BI: The QlikView Customer Experience” (“White Paper Number 2”). The Company respectfully advises the Staff that neither White Paper Number 1 nor White Paper Number 2 were prepared specifically for inclusion in the Registration Statement. The Company has obtained the approval of IDC to the use of its name and data provided in White Paper Number 1 and White Paper Number 2. Because White Paper Number 1 and White Paper Number 2 were prepared by an industry research firm to assist the Company in surveying its customers and other users of business intelligence software, the Company does not believe that this data qualifies as a quote from the report of an expert within the meaning of Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K, and therefore the Company respectfully believes that providing IDC’s consent as an exhibit is not required.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 41
3.	We note that during the fourth quarter of fiscal 2009 and first quarter of fiscal 2010 that stock options were primarily granted on November 27, 2009 and March 9, 2010. We also note that the fair market value per share assigned to these option grants were based on the September 30, 2009 and December 31, 2009 valuations, respectively. Please tell us how you determined that there was no increase in the value of your underlying common stock at the valuation dates in comparison to the issuance dates (i.e., as they are approximately two months apart).

May 27, 2010

RESPONSE TO COMMENT 3:
     The Company acknowledges the Staff’s comment. A significant component of the Company’s valuation process includes analyzing actual quarterly revenue and operating results and utilizing the actual results as a basis for updating the Company’s analysis of forecasted revenue and operating results. The forecasted revenue and operating results are then utilized as a component of the Company’s valuation process, specifically to establish the enterprise values based on operating multiples within certain of its valuation scenarios. Due to the Company’s size and scope of its international operations, the completion of the financial statement close process has taken a significant amount of time after the quarter end dates described above, and therefore, from a practical perspective, the process of establishing a formal valuation of its common stock also has taken a significant amount of time after the quarter end date of the valuation.
     In order to mitigate the risk of a significant increase or decrease in the value of the Company’s underlying common stock at the valuation dates in comparison to the issuance dates, the Board of Directors undergoes a process whereby the following matters are considered as they relate to the intervening period between the valuation dates and the issuance dates: (i) whether any material changes have occurred to the Company’s business, operations or prospects during the period, (ii) whether any significant changes have occurred in the global and macro-level economy that would have a significant impact on the Company’s business and (iii) whether any new material information has become known in the intervening period that would have significantly impacted the common stock value as of the valuation date. For the valuation dates and issuance dates described above, the Board of Directors determined that there were no significant or material matters as described above that warranted a change in the valuation used to support the options issued in November 2009 and March 2010.
     As disclosed in the Registration Statement, the primary factor contributing to the change in the fair value from September 30, 2009 to December 31, 2009 to March 31, 2010 is the probability weighting assumptions used in the PWERM. In addition to the above factors that are analyzed by the Board of Directors during the intervening period, the Board also considered whether it was appropriate to analyze the probabilities of potential exits that underlie the PWERM, as disclosed in the Registration Statement for the applicable periods, during the intervening periods between the valuation dates and the issuance dates. Due to inherent uncertainty and subjectivity that underlie the Board’s estimates of these potential exits on a quarterly basis, the Board’s policy has been to not adjust the probabilities of the various exit scenarios throughout a quarter unless a significant and specific event has occurred to warrant additional analysis. For example, if an offer was received to acquire the Company that received serious consideration from the Board, the Board would consider adjusting the merger and acquisition probabilities of the PWERM. Similarly, the Company respectfully advises that the probability of the IPO scenario within the PWERM increased from 35% as of September 30, 2009, to 50% at December 31, 2009 and to 75% at March 31, 2010, as the Company has continued to proceed towards an initial public offering. However, the Board did not identify any

May 27, 2010

specific events during any of these quarters that would warrant a change in the probability of an IPO mid quarter, nor does the Company believe that applying the increases in these probabilities on a linear basis throughout the quarters is appropriate given the inherent uncertainties of an IPO closing at any point in time. Accordingly, the Company respectfully believes that the probabilities of potential exits that underlie the quarterly valuations at September 30, 2009 and December 31, 2009 remain appropriate as of the issuance dates noted by the Staff.
     Based on the foregoing, the Company respectfully believes that there was no material change in the value of the underlying common stock during the intervening period from September 30, 2009 to the November 27, 2009 option grants and similarly from December 31, 2009 to the March 9, 2010 option grants.
Results of Operations
Comparison of the Years Ended December 31, 2007 and 2008
Revenue, page 51
4.	We note your response to prior comment 16. You do not appear to have provided a clear narrative discussion of the extent to which increased revenues in 2008 were attributable to increases in prices or volume. Please revise, or advise why you have not provided this disclosure.

RESPONSE TO COMMENT 4:
          The Company acknowledges the Staff’s comment and has revised its disclosure to provide that increased revenues in 2008 were attributable to increases in volume and not prices.
Management
Executive Officers and Directors, page 73
5.	We note your response to prior comment 18. Please provide us with your analysis as to the applicability of Item 401(f) of Regulation S-K to the proceeding involving Mr. Margalit. Please include in your response a description of the facts relating to the settlement of this proceeding, including the specific terms of the settlement.

May 27, 2010

RESPONSE TO COMMENT 5:
          The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mr. Margalit has been acquitted from all charges, on the merits, relating to the previously disclosed proceeding. The Company supplementally advises the Staff that Mr. Margalit served as a non-executive director of a company in Israel (the “Israeli Third Party Company”), that was the subject of a proceeding in which the Israeli tax authorities alleged that the Israeli Third Party Company, which is unrelated to the Company, failed to pay certain employee withholding taxes in 1999. The proceedings were initiated against the Israeli Third Party Company, as well as its two chief executive officers and three non-executive directors, including Mr. Margalit, who may be liable, in certain circumstances, under the income tax law in Israel. The proceeding was classified as criminal under the Income Tax Ordinance of Israel. Mr. Margalit and the other two non-executive directors were acquitted of all charges, on the merits, on July 13, 2008, after a full trial in the Israeli Magistrate Court. An appeal on the acquittal was submitted by the district attorney in the District Court in Jerusalem (criminal acquittal may be appealed by the prosecutor under the Israeli judicial system). On April 13, 2010, the district attorney and the non-executive directors reached an agreement whereby the district attorney would reverse the appeal, on the merits, if the directors caused the Israeli Third Party Company to make, or pay on its behalf, a partial payment of the withholding tax allegedly owed. Such settlement payment was made on May 5, 2010, and the acquittal of Mr. Margalit became final as a consequence thereof.
          Item 401(f) of Regulation S-K requires disclosure if a person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) during the past ten years and such disclosure is material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant. The Company respectfully believes that because Mr. Margalit has been acquitted of all charges on the merits and the appeal has been withdrawn that he is no longer “a named subject of a pending criminal proceeding” and was not “convicted in a criminal proceeding.” As such, the Company believes that disclosure of this prior proceeding is not required pursuant to Item 401(f) of Regulation S-K.
Compensation Discussion and Analysis
Principal Elements of Executive Compensation
Cash Incentive Bonus, page 83
6.	We note your response to prior comment 22, regarding the competitive harm that you believe would result from disclosure of your consolidated revenue target for fiscal 2009. Your response assumes that your competitors, customers and investors cannot distinguish between earnings guidance and financial projections, on the one

May 27, 2010

hand, and targets established for purposes of determining an element of extraordinary compensation on the other. Furthermore, the case law you cite appears to concern the disclosure of actual financial results of private parties that would not otherwise be publicly available, while you have already disclosed actual revenues for fiscal 2009. Please disclose your revenue target for fiscal 2009. Alternatively, provide further explanation as to how third parties could extract sufficiently specific information concerning your future operations and strategy from disclosure of the company-wide revenue target to cause you competitive harm.

RESPONSE TO COMMENT 6:
          The Company acknowledges the Staff’s comment and respectfully submits that its 2009 consolidated revenue targets are based on confidential commercial and financial information that the Company neither has released to the public nor intends to release or otherwise disclose to the public in the future. The Company respectfully advises the Staff that the Company believes that disclosure of the revenue target is not required because disclosure of such information would result in the Company suffering competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.
          Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”) provides that registrants “are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” The Company believes that disclosure of its past, current or future consolidated revenue targets will cause competitive harm to the Company.
          While the Company has disclosed actual revenues for fiscal 2009, and will continue to disclose its actual revenues in compliance with applicable securities laws, the Company respectfully submits that the 2009 revenue target should be considered “confidential” and that its disclosure would likely result in substantial competitive injury to the Company for the reasons set forth below. In addition, because of concerns over possible competitive harm, the Company has not previously made public any specific revenue target. The revenue target that the Company has established for purposes of determining the achievement of cash bonuses is based upon highly confidential information that is directly related to the Company’s strategies, its projections and its perception of how favorably it will perform in the market.
          Unlike historical financial disclosures that provide information about a company’s performance to date, forward looking financial targets, such as those associated with the Company’s cash bonus plans, are different in nature in that they provide valuable insight into the Company’s financial model and future performance of the Company. In an industry as competitive as the business intelligence software industry, the Company’s

May 27, 2010

competitors could use these insights, even based on historical targets, to draw meaningful conclusions about factors determining the likelihood of the Company reaching certain future performance milestones. The disclosure of the specific target could alert competitors to the Company’s expectations regarding its own sales and product and research and development initiatives, allowing them to reallocate their resources accordingly. In addition, given the fact that the Company has only one product, competitors will be able to extract the Company’s projections on a variety of confidential matters, including regarding new customers, maintenance renewal rates and pricing strategies. Revealing missed goals by the Company could enable competitors to alter their strategies in response to better compete with the Company. In addition, this information could allow competitors to conclude how aggressively the Company has sought growth, how it may accomplish such growth and, consequently, how it can best be prevented from achieving its performance goals. For these reasons, the inclusion of its specific revenue target would cause substantial economic harm to the Company’s competitive position which would result in significant harm to the Company. The Company also respectfully notes to the Staff that it believes if the foregoing confidential information is disclosed it would be harmful to the Company regardless of whether the goal was a past, present or future goal. The Company’s historical revenue targets are based on a combination of short term and long term corporate strategies. As such the Company respectfully believes that disclosure of a historical consolidated revenue target would likely result in substantial competitive harm since a competitor or other third party would be able to obtain insight on the Company’s long term plans.
* * * * *

May 27, 2010

          In addition, in connection with Comment 13 contained in the letter to the Company dated April 28, 2010 from the Staff, we have attached information in chronological order regarding the stock option grants and other equity related transactions that have occurred since May 5, 2010 as Annex A to this correspondence.
          Please do not hesitate to contact me at 781.795.3530 or my colleague, Keith Scherer, at 781.795.3507 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Richard R. Hesp

Richard R. Hesp

cc:	Lars Björk
William Sorenson
Jay K. Hachigian

ANNEX A

			Fair Market
	Type of equity		Value per	Exercise	Number of
Option Holder’s title	instrument	Grant Date	Share	Price	Options Granted	Reason for grant

Named Executive Officer — Lars Björk — Chief Executive Officer	Common stock option	5/21/2010	$6.91	$6.91	400,000	Tenure grant and recognition of performance

Named Executive Officer — William Sorenson — Chief Financial Officer	Common stock option	5/21/2010	$6.91	$6.91	150,000	Tenure grant and recognition of performance

Employee	Common stock option	5/21/2010	$6.91	$6.91	100,000	Tenure grant and recognition of performance

Employee	Common stock option	5/21/2010	$6.91	$6.91	75,000	Tenure grant and recognition of performance

Named Executive Officer — Leslie Bonney — Executive Vice President of Global Field Operations	Common stock option	5/21/2010	$6.91	$6.91	75,000	Tenure grant and recognition of performance

Named Executive Officer — Anthony Deighton — Senior Vice President Products	Common stock option	5/21/2010	$6.91	$6.91	50,000	Tenure grant and recognition of performance

Named Executive Officer — Douglas Laird — Vice President Marketing	Common stock option	5/21/2010	$6.91	$6.91	50,000	Tenure grant and recognition of performance